Filed pursuant to Rule 433
Registration Statement No. 333-107474
Final Term Sheet
March 2, 2007
AVNET, INC.
$300,000,000 5.875 % Notes due 2014

Issuer:	Avnet, Inc.

Title of Securities:	5.875% Notes due 2014

Security Type:	Senior Unsecured Note

Ratings:	Ba1 / BBB- (Positive / Stable)

Trade Date:	March 2, 2007

Settlement Date (T+3)	March 7, 2007

Maturity Date:	March 15, 2014

Aggregate Principal Amount Offered:	$300,000,000

Price to Public (Issue Price):	$299,484,000 total (99.828% per Note)

Net Proceeds to Issuer:	$297,084,000

Coupon:	5.875%

Yield to Maturity:	5.905%

Benchmark Treasury:	UST 4.000% 02/15/2014

Benchmark Treasury Yield:	4.505%

Spread to Benchmark Treasury	+140 bps

Interest Rate:	5.875% per annum

Interest Payment Dates:	Semi-annually on each September 15
and March 15, commencing September 15, 2007

Optional Redemption — Reinvestment Rate:	0.25%

Joint Book-running Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC

Senior Co-Managers:	ABN AMRO Incorporated
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.

Co-Managers:	Calyon Securities (USA) Inc.
Fortis Securities LLC
Mizuho International plc
Wachovia Securities LLC

CUSIP:	053807AP8
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by (i) calling or emailing Banc of America Securities LLC toll-free at 1-(800) 294-1322 or dg.prospectus_distribution@bofasecurities.com or (ii) calling Credit Suisse Securities (USA) LLC toll free at 1-(800) 221-1037..